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                             April 27, 2020

       Eldee Tang
       Chief Executive Officer
       Noble Vici Group, Inc.
       1 Raffles Place #33-02
       One Raffles Place Tower One
       Singapore 048616

                                                        Re: Noble Vici Group,
Inc.
                                                            Form 10-K for
Fiscal Year Ended March 31, 2019
                                                            Filed July 15, 2019
                                                            File No. 000-54761
                                                            Response dated
April 14, 2020

       Dear Mr. Tang:

               We have reviewed your April 14, 2020 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       March 19, 2020 letter.

       Form 10-K for Fiscal Year Ended March 31, 2019

       Key Performance Indicators: Gross Cash Receipts, Supplier Product & Logistics Allowance and
       Commission Payout, page 17

   1.                                                   We note your response
to our prior comment 1 and your proposal to remove the
                                                        discussions on non-GAAP
measurements and replace the measures with the following
                                                        three metrics to gauge
your performance: (1) Gross Merchandise Value (GMV);
                                                        (2) Maximum Purchasing
Performance (MPP); and SMGA Costs. Please tell us and
                                                        disclose in greater
detail how the MPP and the SMGA metrics provide useful information to investors. In this
regard, we note that MPP is calculated by dividing cost of goods sold by GMV wherein cost of
goods sold is an actual cost number recorded on your financial
 Eldee Tang
Noble Vici Group, Inc.
April 27, 2020
Page 2
         statements while GMV represents the aggregate of suggested retail prices of goods offered, as opposed to sold, on your website and does not represent actual amounts of sales or GMV that were realized through sales. In addition, it appears to us that the same holds true of SGMA ratio in that it is calculated from a suggested value instead of a realized value. Please make any necessary modifications and revise your presentation.
       You may contact Patrick Kuhn at (202) 551-3308 or Jim Allegretto at
(202) 551-3849 if
you have any questions.



FirstName LastNameEldee Tang                                   Sincerely,
Comapany NameNoble Vici Group, Inc.
                                                               Division of
Corporation Finance
April 27, 2020 Page 2                                          Office of Trade
& Services
FirstName LastName